United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 16, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

September 10-16, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	September 10, 2025
Transactions in Own Shares	September 11, 2025
Transactions in Own Shares	September 12, 2025
Transactions in Own Shares	September 15, 2025
Transactions in Own Shares	September 16, 2025

2

September 10, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 9 September 2025 it purchased a total of: (i) 35,459 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 22,304 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	9 September 2025	9 September 2025	9 September 2025	9 September 2025
Aggregate number of ordinary shares purchased	35,459	13,492	2,214	6,598
Highest price paid (per ordinary share)	USD 92.4000	GBP 67.8000	GBP 67.6000	GBP 67.8000
Lowest price paid (per ordinary share)	USD 89.7500	GBP 66.0000	GBP 66.1000	GBP 66.0000
Volume weighted average price paid (per ordinary share)	USD 91.3551	GBP 66.7726	GBP 66.6675	GBP 66.9249

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6852Y_1-2025-9-9.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

September 11, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 10 September 2025 it purchased a total of: (i) 36,384 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 21,868 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	10 September 2025	10 September 2025	10 September 2025	10 September 2025
Aggregate number of ordinary shares purchased	36,384	13,253	2,227	6,388
Highest price paid (per ordinary share)	USD 90.9500	GBP 67.6000	GBP 67.5000	GBP 67.4000
Lowest price paid (per ordinary share)	USD 88.3300	GBP 65.4000	GBP 65.5000	GBP 65.4000
Volume weighted average price paid (per ordinary share)	USD 89.0313	GBP 66.6723	GBP 66.7633	GBP 66.6242

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8700Y_1-2025-9-10.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

September 12, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 11 September 2025 it purchased a total of: (i) 35,949 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 22,891 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	11 September 2025	11 September 2025	11 September 2025	11 September 2025
Aggregate number of ordinary shares purchased	35,949	13,735	2,289	6,867
Highest price paid (per ordinary share)	USD 90.7600	GBP 66.6000	GBP 66.6000	GBP 66.6000
Lowest price paid (per ordinary share)	USD 89.1200	GBP 65.8000	GBP 65.8000	GBP 65.8000
Volume weighted average price paid (per ordinary share)	USD 90.1084	GBP 66.2217	GBP 66.1509	GBP 66.2463

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0491Z_1-2025-9-11.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

September 15, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 12 September 2025 it purchased a total of: (i) 35,988 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 22,477 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	12 September 2025	12 September 2025	12 September 2025	12 September 2025
Aggregate number of ordinary shares purchased	35,988	13,486	2,248	6,743
Highest price paid (per ordinary share)	USD 90.8500	GBP 67.0000	GBP 67.0000	GBP 67.0000
Lowest price paid (per ordinary share)	USD 89.2200	GBP 66.4000	GBP 66.4000	GBP 66.3000
Volume weighted average price paid (per ordinary share)	USD 90.0124	GBP 66.7348	GBP 66.7518	GBP 66.7393

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3027Z_1-2025-9-14.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

September 16, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 15 September 2025 it purchased a total of: (i) 36,353 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 22,644 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues[3]	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	15 September 2025	15 September 2025	15 September 2025	15 September 2025
Aggregate number of ordinary shares purchased	36,353	13,587	2,264	6,793
Highest price paid (per ordinary share)	USD 89.8200	GBP 66.3000	GBP 66.3000	GBP 66.2000
Lowest price paid (per ordinary share)	USD 88.7600	GBP 65.5000	GBP 65.5000	GBP 65.5000
Volume weighted average price paid (per ordinary share)	USD 89.1065	GBP 65.8233	GBP 65.8525	GBP 65.7428

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4238Z_1-2025-9-15.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 16, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary